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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: NOTIFICATION OF INTERESTS OF DIRECTORS AND
                               ------------------------------------------
                               CONNECTED PERSONS
                               -----------------


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AMVESCAP PLC
432437
IMMEDIATE RELEASE   16 NOVEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

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1)        Name of company            AMVESCAP PLC
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2)        Name of director           JOSEPH CANION
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3)        Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.
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4)        Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                         -
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5)        Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE
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6)        Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

          PARTICIPATION IN THE AMVESCAP PLC DEFERRED FEES SHARE PLAN UNDER WHICH DIRECTORS ARE ENTITLED TO DEFER ALL OR PART OF THEIR FEE INTO AMVESCAP PLC ORDINARY SHARES.
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7)        Number of shares/amount of stock          1,723
          acquired
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8)        Percentage of issued class                0.0002%
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9)        Number of shares/amount of                 -
          Stock disposed
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10)       Percentage of issues class                 -%
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11)       Class of security                      ORDINARY SHARES
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12)       Price per share                        (pounds sterling)10.13
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13)       Date of transaction                    15 NOVEMBER 2001
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14)       Date company informed                  15 NOVEMBER 2001
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15)       Total holding following this notification

                           12,373
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16)       Total percentage holding of issued class following this notification

                           0.0016%
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IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE
FOLLOWING BOXES
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17)       Date of grant                         -

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18)       Period during which or date on which exercisable

                             -
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19)       Total amount paid (if any) for grant of the option

                             -
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20)       Description of shares or debentures involved: class, number

                             -
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21)       Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                             -
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22)       Total number of shares or debentures over which options held following this notification.

                             -
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23)       Any additional information

                             -
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24)       Name of contact and telephone number for queries

          ANGELA TULLY
          020 7454 3652
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25)       Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     16 NOVEMBER 2001

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 16 November, 2001                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary